BLVD Holdings, Inc.

 3565 King Road

King City, Ontario, Canada L7B 1M3

June 17, 2014

Via Edgar

U.S. Securities & Exchange Commission

Division of Corporation Finance

Attention: Mr. John Reynolds

100 F Street, N.E.

Washington, D.C. 20549

Re:	BLVD Holdings, Inc. Form PRE 14C Filed April 17, 2014 File Number 001-35802

Dear Mr. Reynolds:

This letter is in response to the letters, dated May 5, 2014 (the “First Comment Letter”) and June 3, 2014 (the “Second Comment Letter”), from you on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) to the undersigned, Mr. John G. Simmonds, President and Chief Executive Officer of BLVD Holdings, Inc. (the “Company”, “we”, “us”, “our”) with respect to the above-referenced filing. The Second Comment Letter made reference to our correspondence to you of May 16, 2014.

Each numbered paragraph herein corresponds to the same numbered paragraph in the Second Comment Letter.

1.                   Mr. Goudas filed a Schedule 13D with the Commission on June 12, 2014.

2.                   Since the departure of M. Ann Courtney, the Company has continued the line of business started by Ms. Courtney while expanding into new areas. As the Company stated in its response letter of May 16, 2014, the Company’s overall plan of operations going forward is to expand its activities in the entertainment field and to acquire value-enhancing businesses in other areas utilizing a disciplined approach to identify and evaluate attractive acquisition candidates. However, at no point has the Company ceased from pursuing Ms. Courtney’s model of script development (other than to change her role in the process). As the Company disclosed in its Quarterly Report on Form 10-Q for the period ended September 30, 2013, (page 10), at a time when Ms. Courtney was the Company’s Chief Executive Officer:

In the future, BLVD will look to develop and produce television scripts, as well as hire screenplay writers to develop both television and film scripts and other original content. At such time, Ms. Courtney, in addition to assisting in the writing and developing to scripts, will oversee all aspects of the scripts’ development. The Company may also accept submissions of original content from agencies representing writers, for consideration of development and production.

While Ms. Courtney is no longer involved with the Company, the Company has never ceased to develop screenplays. As of the date on which the undersigned, John Simmonds, acquired control of the Company, John Simmonds and other members of the Company’s present management had already been working for some time with several experienced individuals to create a business that would later expand on the television and film development started by Ms. Courtney. There was no breach or hiatus in the business of the Company between one set of management and another. At no time was the Company a shell company. Bruno Zuccato, the current Chief Operating Officer of the Company’s entertainment division, first began closely working with the undersigned, John Simmonds, in June of 2013, prior to the Company’s change in control. Both Mr. Zuccato and Mr. Simmonds had prior experience in the film and television business. Prior to the change in control, the Company’s current management worked with consultants on developing plans for script development, and began working with potential sources of screenplays. These efforts continued through the Company after the change in control. In May and June of 2014, the Company has been finalizing understandings regarding several screenplays. Examples of some of the screenplays the Company is presently involved in include the following films, which the Company intends to make over the next two years and have a budget of $750,000-$1,000,000 each:

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June 17, 2014	Re: BLVD Holdings, Inc.

(i)	The Company is presently working on the development of a screenplay for a horror film written by Cody Calahan and Adam Seybold. Mr. Calahan has produced and directed several horror films. Mr. Seybold has written, directed and produced several movies and plays, as well as working for popular television shows.

(ii)	The Company is working on the development of science fiction/mystery written by Mr. Seybold.

(iii)	The Company is seeking a script for a family film based on Japanese or Chinese folklore.

The Company’s goal is produce three more films in the period two to four years in the future. These films would have larger budgets, in the range of $5,000,000-$10,000,000. The Company is exploring the development of films that could include:

(i)	A romantic comedy written by Mr. Seybold.

(ii)	An urban drama written by Kate Fenton. Ms. Fenton has extensive experience as an actor, writer and director in the theater and in film.

(iii)	The Company is also seeking scripts for a romantic comedy to develop.

The Company is also developing screenplays for three web series, to be made over the next twelve months, which includes work by Ms. Fenton and Mr. Seybold.

The Company is able to provide copies of the screenplays now under development if the Commission should request this information.

3. The acquisition of Goudas Foods will be accounted for as a purchase business combination.

In connection with our response to the First Comment Letter and the Second Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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June 17, 2014	Re: BLVD Holdings, Inc.

Please direct any questions, comments and advice of the Commission staff to the undersigned via email at jgs@acsimmondsandsons.com.

Respectfully,

/s/ John G. Simmonds

John G. Simmonds

President and Chief Executive Officer

BLVD Holdings, Inc.

cc:	Wuersch & Gering LLP Attention: Travis L. Gering, Esq.